Exhibit 2.1

AMENDMENT NO. 2

TO

AGREEMENT AND PLAN OF MERGER

This Amendment No. 2 to Agreement and Plan of Merger (this “Amendment”) is entered into as of October 4, 2022, by and among Alpine Acquisition Corporation, a Delaware corporation (“Parent”), and Two Bit Circus, Inc., a Delaware corporation (the “Company”). Parent and the Company are sometimes referred to individually as a “Party” and collectively as the “Parties”. Capitalized terms not otherwise defined in this Amendment have the meanings given to such terms in the Merger Agreement (defined below).

A. On May 18, 2022, the Parties and AAC Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), entered into an Agreement and Plan of Merger (as amended or modified from time to time, the “Merger Agreement”) whereby the Merger Sub will merge with and into Company (the “Merger”), with the Company being the surviving entity of the Merger (“Surviving Company”) and the Company Stockholders receiving shares of Parent Common Stock and cash as described therein in exchange for all the outstanding shares of Company Common Stock.

B. On August 26, 2022, the Merger Agreement was amended in order to extend the date by which the parties may terminate the Merger Agreement if the transactions contemplated thereby have not been consummated from September 30, 2022 to November 30, 2022.

C. The parties desire to further amend the Merger Agreement upon the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Amendment to Section 1.6(a). Section 1.6(a) of the Merger Agreement is hereby amended by replacing “49,800,000” with “47,247,280”.

2. Counterparts. This Amendment may be executed by the parties in counterparts, and the executed counterparts shall be deemed by the parties as a single executed and binding document and may be delivered by facsimile to the parties and their counsel.

3. Ratification. Except as expressly set forth herein, all of the terms and conditions of the Merger Agreement shall remain unchanged and in full force and effect. This Amendment may not be amended or modified, expect pursuant to a written agreement signed by the party to be charged therewith.

4. Governing Law; Jurisdiction. This Amendment shall be governed by the laws of the State of Delaware without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

5. Miscellaneous. To the extent applicable, the provisions of Article IX (Miscellaneous) of the Merger Agreement are hereby incorporated by reference as if set forth herein.

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IN WITNESS WHEREOF, the undersigned have caused this Amendment to be executed and delivered by each of them or their respective officers thereunto duly authorized, all as of the date first written above.

PARENT

ALPINE ACQUISITION CORPORATION

By:	/s/ Elan Blutinger
Name:	Elan Blutinger
Title:	Chairman

COMPANY

TWO BIT CIRCUS, INC.

By:	/s/ Kim Schaefer
Name:	Kim Schaefer
Title:	Chief Executive Officer